SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled
"Optibase Ltd. announces CHF 100,000,000 Refinancing of Credit Suisse CTN loan in Geneva Switzerland".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Executive Officer

Date: October 28, 2011

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES CHF 100,000,000 REFINANCING OF
CREDIT SUISSE CTN LOAN IN GENEVA SWITZERLAND

HERZLIYA, Israel, October 28, 2011 – Optibase Ltd. (NASDAQ: OBAS) today announced that it had entered into a CHF 100 million bank loan refinancing with Credit Suisse for the Company's Centre de Technologies Nouvelles (CTN) office building complex in Geneva, Switzerland (the "Property"). The refinancing was undertaken by OPCTN S.A., a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance Company Ltd and The Phoenix Comprehensive Pension (collectively, “The Phoenix”) and by OPCTN's subsidiary, Eldista GmbH which is the owner of the Property.

Under the new financing agreements, Credit Suisse provided loans to OPCTN and Eldista which replaced a mortgage loan that Credit Suisse provided to Eldista in 2010 which had an outstanding balance of CHF 83 million.  The combined interest rate of the new loans represents a 97 basis-point discount compared with the interest rate that Credit Suisse charged in the 2010 mortgage loan. The loans are amortized at a rate of CHF 2 million per year and are secured by a first mortgage over the Property and by a pledge of Eldista's shares.

Commenting on the transaction, the CEO of Optibase, Amir Philips, said, “We are very pleased with the refinancing which brought into play our knowledge of the local banking system and emphasizes our advantages operating in the Swiss market, moreover in light of the recent global economic crises. The refinancing will allow us and our partners (51% and 49% respectively) to retrieve approximately CHF 15 million of the equity initially invested in the acquisition. The refinancing will increase our overall liquidity and reduce principal payments by a total of CHF 3.75 million over the next four years period. Based on current interest rates and net of loan expenses, we also expect a reduction of interest expenses by approximately CHF 2.1 million, resulting in an overall expected improvement to cash flows due to the refinancing of approximately CHF 5.8 million for the four years period” Mr. Philips concluded “we are very proud of this significant achievement and will continue our efforts improving our business in all aspects bringing value to our business partners and shareholders”

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.